Terraseed, Inc.
Balance Sheet
(unaudited)

	As of Dec 31,	
	2022	**2021**
ASSETS		
Current Assets		
Bank Accounts	330,047	100,040
Accounts Receivable	5,541	2,275
Other Current Assets		
Inventory Asset	46,185	21,565
Prepaid Inventory	20,400	21,000
Prepaid Rent	567	
Prepaid Subscription	1,272	
Total Other Current Assets	68,424	42,565
Total Current Assets	**$404,012**	**$144,879**
Fixed Assets	700	1,264
Other Assets	238	334
TOTAL ASSETS	**$404,950**	**$146,477**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	239	239
Credit Cards	29,547	1,836
Other Current Liabilities		
Accrued Liabilites	8,860	4,423
Loan Payable	7,877	59,092
Return Accrual	800	700
Sales Tax Payable	1	
Total Other Current Liabilities	17,538	64,215
Total Current Liabilities	**$47,324**	**$66,289**
Long-Term Liabilities		
Convertible Notes		
Ahimsha Foundation Convertible Debt	250,000	
Bobak Bakhtiari Convertible Debt	75,000	
Frost Investments Convertible Debt	47,000	
Interest Accrual	19,720	9,720
Mary Grothe Convertible Debt	25,000	
Murtaza Hussain Convertible Debt	25,000	
Praful Shah Convertible Debt	10,000	
Techstars 2021 Convertible Debt	100,000	100,000
Techstars Ventures 2022 Convertible Debt	150,000	
Terraseed 1 EB, a series of Wefunder SPV, LLC. Convertible Debt	167,381	100,000
Total Convertible Notes	869,102	209,720
Total Long-Term Liabilities	**$869,102**	**$209,720**
Total Liabilities	**$916,426**	**$276,010**
Equity		
Owner's Investment		
Hava Horowitz	66,055	66,055
Maria Cebrian	55,090	55,090
Total Owner's Investment	121,145	121,145
Retained Earnings	(270,677)	(77,976)
Techstars Equity	20,000	20,000
Net Income	(381,943)	(192,701)
Total Equity	**$(511,476)**	**$(129,532)**
TOTAL LIABILITIES AND EQUITY	**$404,950**	**$146,477**

Sunday, Apr 23, 2023 07:35:46 PM GMT-7 - Accrual Basis


Terraseed, Inc.
Income Statement
January - December
(unaudited)


		For Years Ended December 31,		
		2022		**2021**
Income				
Sales of Product Income		206,852		172,400
Amazon MultiVitamin Sales		6,873		
Total Discounts/Refunds Given		(38,316)		(34,344)
Sales of Product Income - One off		1,758		
Shipping Income		2,172		
Total Income	$	**179,339**	$	**138,057**
Cost of Goods Sold				
Cost of Goods Sold		56,819		67,601
Customer Shipping - COS		22,994		14,759
Total Cost of Goods Sold		79,814		82,360
Gross Profit	$	**99,525**	$	**55,697**
Expenses				
Contribution Margin				
Advertising Spend		51,056		38,079
Fulfillment, Pick & Pack		10,600		10,579
Merchant Fees		12,777		9,386
Total Contribution Margin	$	74,432	$	58,043
G&A				
Bank Charges & Fees		816		6
Contractors		258,164		108,801
Crowdfunding Fees		10,950		2,930
Design and Content Creation		127		396
Insurance		3,101		3,201
Interest Paid		880		675
Legal & Professional Fees		50,019		19,775
Marketing		8,000		-
Meals & Entertainment		2,374		470
Other Business Expense		5,974		7,242
Office Expense		7,395		2,328
Rent & Lease		14,400		1,556
Salaries & Wages				20,000
Software Subscription		14,890		10,963
Travel		9,251		721
Website Development		10,120		
Total G&A	$	396,460	$	179,063
Total Expenses	$	470,893	$	237,106
Net Operating Income	$	**(371,367)**	$	**(181,410)**
Other Income				
Interest Income		84		83
Total Other Income	$	**84**	$	**83**
Other Expenses				
Amortization		96		96
Depreciation		564		423
Interest Expense		10,000		10,855
Total Other Expenses	$	**10,660**	$	**11,374**
Net Other Income		(10,576)		(11,292)
Net Income	$	**(381,943.25)**	$	**(192,701.15)**


Sunday, Apr 23, 2023 08:05:40 PM GMT-7 - Accrual Basis
